Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

May 26, 2009

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Spartan Stores, Inc.
Form 10-K for Fiscal Year Ended March 29, 2008, Filed May 15, 2008
Form 10-Q and 10-Q/A for the Period Ended January 3, 2009, Filed
February 5, 2009 and April 28, 2009
Definitive Proxy on Schedule 14A, Filed June 27, 2008
File No. 000-31127

Dear Mr. Owings:

This letter is our response to your comment letter of May 15, 2009, concerning our Form 10-K for the fiscal year ended March 29, 2008 ("fiscal year 2008"), Form 10-Q and 10-Q/A for the period ended January 3, 2009, and Definitive Proxy on Schedule 14A. We at Spartan Stores, Inc. strive to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Mr. H. Christopher Owings
May 26, 2009

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 8. Financial Statements and Supplementary Data, page 36

Notes to Consolidated Financial Statements, page 44

Note 4, Discontinued Operations, page 53

1.

We note your response to comment eight in our letter dated March 27, 2009. Please tell us the effect of Ohio state income taxes on the effective tax rate related to earnings (loss) from discontinued operations for each year presented. It would be useful to our understanding if you provide a summary of your calculations of total income tax expense or benefit and income tax expense or benefit relating to continuing operations and the allocations to discontinued operations and other comprehensive income together with a narrative description of your application of the intraperiod tax allocation principles in paragraphs 35-38 of SFAS 109.

Response

Ohio state income taxes relate to stores previously operated in Ohio that are now included in discontinued operations. We have no operations in continuing operations that are subject to Ohio state income taxes, therefore all Ohio state income taxes are included in discontinued operations. Reserves for uncertain tax positions taken in previous years have been reversed as the statute periods have lapsed resulting in income tax credits in the statements of earnings. Below are details of income taxes for discontinued operations:

(In thousands)	March 29, 2008	March 31, 2007	March 25, 2006

Pre-tax earnings from discontinued operations	$2,732	$1,436	$(1,388)

Income taxes:
State of Ohio, net of Federal taxes	(29)	(49)	(426)
Federal	966	493	(485)
Total income taxes	937	444	(911)

Net earnings from discontinued operations	$1,795	$992	$(477)

Effective tax rate, excluding State of Ohio effect	35.4%	34.3%	34.9%

Mr. H. Christopher Owings
May 26, 2009

Note 11, Stock-Based Compensation, page 67

2.

We note your response to comment 11 in our letter dated March 27, 2009 and the reconciliation included in Appendix A. The information in Appendix A indicates that you recognized tax benefits and credits to additional paid-in capital related to exercise of stock options and issuances of restricted stock. As such, please tell us what these tax benefits represent. Address footnote 82 of SFAS 123(R) if applicable.

Response

The tax benefits represent the excess tax deduction over financial statement expense for restricted stock and stock options. We considered footnote 82 of SFAS 123(R), including the FASB Statement 123(R) Resource Group's interpretation of such, in determining when excess deductions should be recognized. At its September 13, 2005 meeting, the FASB Statement 123(R) Resource Group discussed the issue of when is an excess tax benefit "realized" for the purpose of applying SFAS 123(R) and identified two broad methods that would be acceptable for determining when excess tax benefits have been "realized." As an accounting policy decision, entities should select a method to use upon adoption of SFAS 123(R) and should apply the method consistently. The two broad methods identified were the "Tax-Law-Ordering Approach" and the "With-and-Without Approach." Upon adoption of SFAS 123(R) we made an accounting policy decision to follow the "Tax-Law-Ordering Approach". Under this approach, entities may choose to determine when an excess tax benefit has been realized based on the ordering provisions of the tax law. Accordingly, an excess tax benefit is considered realized when it has been used for tax purposes (i.e., generally, in the year it reduces taxable income). In accordance with this policy we have recognized excess tax benefits in years when we have been in an NOL position. In accordance with SFAS 109, we identified sufficient positive evidence precluding the need for a valuation allowance on deferred tax assets. The NOL has since been fully utilized in fiscal 2009.

Note 13, Reporting Segment Information, page 72

3.

We note your response to comment 12 in our letter dated March 27, 2009 and we understand that individual store locations are operating segments. Please explain to us why you believe store locations with fuel centers/convenience stores and store locations without fuel centers/convenience stores have similar economic characteristics. Refer to paragraph 17 of SFAS 131.

Response

We began adding fuel centers/convenience stores in fiscal 2004 and currently operate 19 fuel centers/convenience stores with plans to continually add more in the future. For example, our five year capital plan provides for approximately 20-25 additional fuel centers/convenience stores. The strategic purpose for adding locations is to increase

Mr. H. Christopher Owings
May 26, 2009

traffic and drive sales growth in the supermarket. Although we consider a supermarket and its adjacent fuel center/convenience store to be one location, the promotional activities involving most of our fuel centers/convenience stores are conducted on a market-wide basis. For example, a customer may purchase $50 of product from a supermarket that does not have an adjacent fuel center/convenience store but still earn a fuel discount of $0.10 per gallon that can be redeemed at a fuel center/convenience store adjacent to a sister store. Therefore, the economic benefits of the fuel center/convenience store and supermarket can be attributed to more than one location.

We evaluate store performance based upon store operating income margin, exclusive of allocation of corporate overhead. For fiscal 2009, average operating income margin for store locations having adjacent fuel centers/convenience stores was 15 basis points, or 3.4%, different than the average operating income margin for store locations not having adjacent fuel centers/convenience stores. Furthermore, the cost of products in our stores are consistent given that all of our stores are serviced from our corporate warehouse and typically are serviced by the same direct store delivery vendors. Contracts with our direct store delivery vendors are negotiated at the corporate level. Pricing of our products are also generally consistent amongst all stores and managed from the corporate level. We believe that these factors equate to similar economic characteristics.

Additionally, the Company's long-term strategy is to add fuel centers to existing stores and the fuel centers would be added throughout the year, therefore, the separate reporting of fuel centers would likely change on a quarterly basis. The separate reporting of supermarkets with fuel centers would not enhance the investor's understanding of the Company.

Exhibits

4.

We note your response to comment 16 in our letter dated March 27, 2009. If a company is required to file an exhibit under Item 601(b)(10) of Regulation S-K, it must file a complete exhibit including all appendices, attachments and schedules. While Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision. Furthermore, your indication that such information subsequently became out-of-date does not change the fact that those attachments were current and part of the exhibit at the time of the execution of the agreement. Finally, your indication that such attachments exist in hard-copy format only is not an acceptable reason why they should not be filed on EDGAR. Accordingly, please file the complete exhibits required by Item 601(b)(1) of Regulation S-K.

Response

In future filings, for material contracts required to be filed under Item 601(b)(10) of Regulation S-K, we will include all appendices, attachments, and schedules to such contracts. For any material contract filed as an exhibit to our Annual Report on Form 10-K for the year ended March 29, 2008 that omitted any appendix, attachment, or exhibit,

Mr. H. Christopher Owings
May 26, 2009

we will include a complete version of such contract (including all omitted material) as an exhibit to our Annual Report on Form 10-K for the year ended March 28, 2009.

*************

We acknowledge that:

•	Spartan Stores, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	Spartan Stores, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples

David M. Staples, Executive Vice President
   and Chief Financial Officer
Spartan Stores, Inc.